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                                                                 Exhibit (a)(10)

                       ADDENDUM FOR EMPLOYEES IN BRAZIL

Information Regarding Method of Exercise

     Due to exchange control restrictions in Brazil, you will only be able to exercise any New Options granted pursuant to the Offer through the full cashless exercise method whereby the options are exercised without remitting any cash. You will not be entitled to receive and hold shares of stock of Portal when you exercise your New Options. Under the cashless exercise method of exercise, the broker will sell all of the shares that you are entitled to purchase. You will receive the cash proceeds from the sale, minus the exercise price and any taxes, withholding obligations, commissions and brokers' fees associated with the transaction.